Exhibit 99.4

FORM OF LETTER TO REGISTERED HOLDERS OF COMMON STOCK

ENTERPRISE BANCORP, INC.

Up to [          ] Shares of Common Stock To Be Issued Upon Exercise of Subscription Rights

                          , 2009

Dear Stockholder:

This letter is being distributed by Enterprise Bancorp, Inc. (“us”, “we”, “our” or the “Corporation”) in connection with the offering (the “Rights Offering”) by the Corporation of shares of our common stock (the “Common Stock”), which will be issued upon the exercise of non-transferable subscription rights (the “Subscription Rights”), which are being distributed to all holders of record of the Common Stock as of 5:00 p.m., New York City time, on                           , 2009 (the “Record Date”).  The Subscription Rights and the Rights Offering are described in the prospectus supplement dated                   , 2009, which is enclosed with this letter (the “Prospectus”).

In the Rights Offering, we are offering up to an aggregate of [          ] shares of the Common Stock to be issued upon the exercise of the Subscription Rights, subject to our right, exercisable in our sole discretion, to issue up to [          ] additional shares to accommodate over-subscription requests that we may receive under the terms of the Rights Offering and/or to facilitate sales of shares to new investors in the supplemental offering that we are undertaking concurrently with the Rights Offering, all of which is described further in the Prospectus.  The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., New York City time, on                             , 2009, unless we elect in our sole discretion to extend the period of the Rights Offering beyond this date (as such date may be extended, the “Expiration Date”).

As described in the Prospectus, you will receive one Subscription Right for each whole share of Common Stock you owned at 5:00 p.m., New York City time, on the Record Date.  Each Subscription Right will allow you to subscribe to purchase [          ] of a share of Common Stock (the “Basic Subscription Right”) at a subscription price of $[          ] per full share.  For example, if you owned 1,000 shares of Common Stock on the Record Date, you would receive 1,000 Subscription Rights and would have the right to purchase [          ] shares of Common Stock (rounded down to [          ] shares, with the total subscription payment being adjusted accordingly, as explained in the Prospectus) for $[          ] per full share pursuant to your Basic Subscription Right.

In addition, if you exercise your Basic Subscription Right in full, you will be eligible to subscribe to purchase additional shares of Common Stock, subject to the conditions and limitations described further in the Prospectus (the “Over-Subscription Opportunity”).  We offer no assurances that any subscription requests that you may submit pursuant to the Over-Subscription Opportunity will be fulfilled in whole or in part.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy under your Basic Subscription Right and pursuant to the Over-Subscription Opportunity to Computershare Trust Company, N.A. (the “Subscription Agent”), by no later than 5:00 p.m., New York City time, on the Expiration Date.  Any fractional shares of Common Stock resulting from the exercise of your Subscription Rights, including under the Basic Subscription Right and the Over-Subscription Opportunity, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly.  Any excess subscription payments that you may pay to the Subscription Agent in the Rights Offering will be returned, without interest, to you by the Subscription Agent as soon as practicable following the completion of the Rights Offering.

Your Subscription Rights are evidenced by rights certificates issued in your name (the “Rights Certificates”).  Your Subscription Rights are non-transferable, meaning that you may not sell, transfer or assign your Rights Certificate to anyone else.

Enclosed for your additional information are copies of the following documents:

•                  Prospectus;

•                  Rights Certificate;

•                  Instructions For Use of Enterprise Bancorp, Inc. Rights Certificates (including an accompanying Notice of Guaranteed Delivery for Rights Certificates Issued by Enterprise Bancorp, Inc.); and

•                  A return envelope addressed to Computershare Trust Company, N.A., acting as our subscription agent.

The first three documents listed above provide additional information on the Rights Offering, the Corporation and the steps you must take if you wish to exercise all or some of your Subscription Rights.  You should read all of these documents carefully in their entirety.

Your prompt action is requested.  To exercise your Subscription Rights, you must deliver your properly completed and signed Rights Certificate (or the Notice of Guaranteed Delivery if you are following the guaranteed delivery procedures), together with your payment in full of the total subscription amount that is required for all of the shares that you intend to purchase under your Basic Subscription Right and any additional shares that you wish to purchase pursuant to the Over-Subscription Opportunity, to the Subscription Agent as described further in the Prospectus.  Your properly completed and signed Rights Certificate or Notice of Guaranteed Delivery, in either case accompanied by full payment of your total subscription amount, must be received by the Subscription Agent by no later than 5:00 p.m., New York City time, on the Expiration Date.  Once you have exercised your Subscription Rights, you may not cancel, revoke or otherwise amend the exercise of your Subscription Rights.  Any Subscription Rights that are not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will expire and you will have no further rights under your Rights Certificate.

Additional copies of the enclosed materials may be obtained from Georgeson Inc., which is acting as our information agent in the Rights Offering.  You may also contact Georgeson Inc. by telephone at (      )       -         (toll-free) or (      )       -         (collect) if you have any questions on the Rights Offering or require any assistance in exercising your Subscription Rights.

Very truly yours,

ENTERPRISE BANCORP, INC.